

September 30, 2010

Mr. Rob Krolik
Chief Financial Officer
Move, Inc.
910 East Hamilton Avenue, 6th Floor
Campbell, CA 95008

> **Re: Move, Inc.**
> **Form 10-K for the year ended December 31, 2009**
> **Forms 10-Q for the quarters ended March 31 and June 30, 2010**
> **File No. 000-26659**

Dear Mr. Krolik:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendments to your filings and the information you provide in response to these comments, we may have additional comments.

DEFINITIVE PROXY STATEMENT

Compensation Discussion and Analysis, page 19

1.   We note your response to comment 7 in our letter dated August 17, 2010. We refer you to the investor relations portion of your website at http://investor.move.com/management.cfm. Under the "Management" section, you list David Story, your chief technology officer, and Scott Boecker, your chief product officer, as members of management along with the individuals referenced in your response and proxy statement.   Furthermore, we note the question: "Who are your executive officers?" under your website's "Investors FAQs" section. In response to that question, you link investors back to the "Management" section. Please explain to us how and why you determined that Messrs. Story and Boecker were not executive officers as defined under Rules 3b-7 and 16a-1 of the Exchange Act.

Annual Cash Incentive Bonuses, page 27

Individual Performance Objectives, page 28

2.   We note your response to comment 9 in our letter dated August 17, 2010 and we reissue it in its entirety. We note that each named executive officer had certain

individual performance objectives to meet for the fiscal year. We further note that the committee evaluated whether each officer met those objectives and then assigned a percentage level of achievement accordingly. In future filings, please discuss in more detail how the committee determined that each officer should be assigned the specific percentage that he or she did. For example, we note that it was determined that Mr. Samuelson achieved a level of 125%, please discuss why that percentage was assigned to Mr. Samuelson's achievement with respect to the individual objectives assigned to him. Provide us with sample disclosure and confirm that you will provide similar disclosure in future filings.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Erin Martin at (202) 551-3391 or myself at (202) 551-3233 if you have questions regarding comments or related matters.

Sincerely,

Tom Kluck
Legal Branch Chief